Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 9106
Fax +27 11 295 9106
Website www.nedcor.co.za

NEDCOR

03 JAN 14 AM 8:25

By Courier

03003001

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

SUPPL

2 December 2002

Office of the International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0302
United States of America

Dear Sir

NEDCOR LIMITED
ISSUER NO. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION – ABRIDGED PRE-LISTING STATEMENT

The following information is being furnished to the Commission on behalf of Nedcor Limited in order to maintain such foreign private issuer's exemption from registration pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement published on the News Service of the JSE Securities Exchange of South Africa. The announcement sets out the abridged pre-listing statement regarding the offer for subscription of 100 000 000 non-redeemable non-cumulative preference shares by Nedbank Limited, a wholly-owned subsidiary of Nedcor Limited.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary
ref: correspondence/2002 december

cc. Stephen Siller

NEDBANK

Nedbank Limited

(Incorporated in the Republic of South Africa)
(Registration number 1951/000009/06)
(formerly Nedcor Bank Limited)
("Nedbank" or "the company")

ABRIDGED PRE-LISTING STATEMENT, OFFER FOR SUBSCRIPTION OF 100 000 000 NON-REDEEMABLE NON-CUMULATIVE PREFERENCE SHARES ("THE OFFER FOR SUBSCRIPTION")

The JSE Securities Exchange South Africa ("JSE") has granted approval, subject to the condition referred to in paragraph 5.3 below, for the listing of 200 000 000 preference shares in the Specialist Securities – "Preference Shares" sector of the JSE lists under the abbreviated name "Nedbank-P" with effect from the commencement of trading on Thursday, 9 January 2002.

1. INTRODUCTION AND HISTORY

The Registrar of Banks has indicated that banks will be required to hold a minimum level of statutory primary capital. Nedbank believes that it is opportune to increase its primary capital through the issue of non-redeemable non-cumulative preference shares of a par value of R0,0001 each ("the preference shares"). In addition, the preference shares represent an attractive alternative investment opportunity for the greater investment community.

2. INFORMATION RELATING TO NEDBANK

Nedbank, a wholly owned subsidiary of Nedcor Limited ("Nedcor"), was incorporated in South Africa in 1951. Nedbank is the main operating subsidiary of Nedcor and is a registered bank. Nedcor is listed on the JSE, in the Financials – "Banks" sector. The Nedcor group structure is illustrated below (legal entities are shaded):


Nedcor
100%
Nedcor Investment Bank Holdings
74%
Gerrard Private Bank*
100%
Nedbank
100%
BoE
100%
Cape of Good Hope Bank
Core banking
Technology
Retail Division
70%
Peoples Bank**
Commercial Division
Corporate Division
50,1%
Imperial Bank
International & Treasury Division
Technology & Operations Division
Technology Investments
Strategic banking alliances (include Gerrard Private Bank and Imperial Bank)
Capital One
Pick 'n Pay
JD Group
Old Mutual
Acturis Apiitec
Dimension Data
The Internet Solution
IO Business Group
Miraculum
Nihilent

* Registered in the Isle of Man.
** Formerly FBC Fidelity Bank Limited.

Nedbank provides banking services to the retail, commercial, corporate and international markets. Its 70%-held subsidiary, Peoples Bank Limited, services the low-to-middle income retail market. Its 50,1%-owned subsidiary, Imperial Bank Limited, specialises in automotive and aviation loans.

On 28 October 2002 Nedcor made various announcements on the Securities Exchange News Service of the JSE ("SENS") relating to the restructuring of the Nedcor Group and future branding, subject to certain regulatory approvals. It was announced that Nedcor will incorporate BoE Private Bank, Syfrets Wealth Management, Syfrets Trust, BoE Personal Stockbrokers and the private client asset management component of Franklin Templeton NIB Investments into a 50/50 joint venture with Old Mutual. Old Mutual will acquire 100% of BoE's Edge multi-manager, NIBi Multi-Manager and BoE Investment Administrators. BoE Life Assurance will be placed in another 50/50 joint venture with Old Mutual. A controlling stake in BoE Asset Management will be sold to AKA Capital, a black empowerment private equity and investment group.

Subject to approval of the Minister of Finance, in terms of section 54 of the Banks Act, the Nedcor Group will hand back four domestic banking licences. The licences that will be retained are those of Nedbank, Peoples Bank Limited, Imperial Bank Limited and Gerrard Private Bank Limited. Relevant business units and banking operations of BoE Limited, Nedcor Investment Bank Holdings Limited and Cape of Good Hope Bank Limited will be transferred to Nedbank. The effect of this rationalisation of the Nedcor Group is that the lion's share of Nedcor's operations will be housed in Nedbank.

3. **DIRECTORS**

The full names, ages, qualifications, nationalities (if not South African) and addresses of the directors are set out below:

Full names	Age	Qualifications	Address
Christo Ferro Liebenberg	68	CAIB(SA), FIBSA, AMP (Harvard), DCom(hc)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Peter Gowar Joubert	69	BA, DPWM, AMP (Harvard)	Isle of Houghton Lower Ground Floor Harrow Court 1 Boundary Road Houghton 2198
Prof Michael Mervyn Katz	58	BCom, LLB, LLM, LLD(hc)	Edward Nathan & Friedland 4th Floor The Forum 2 Maude Street Sandown 2196
Richard Charles Montague Laubscher	51	BCom (Hons), AMP (Harvard), FIBSA	Nedcor Sandton 135 Rivonia Road Sandown 2196
Christopher John Watkins Ball	62	Dip luris, MA	4 Gardenia Lane Constantia
Dr Izak Johannes Botha	53	DCom	Nedcor Sandton 135 Rivonia Road Sandown 2196
Thomas Andrew Boardman	52	BCom, CA(SA)	Clock Tower Precinct V&A Waterfront Cape Town 8001

Warren Alexander Morten Clewlow	65	OMSG, CA(SA), DEcon (hc)	Barlow Park Katherine Street Sandton 2199
Richard Gray Cottrell	66	CA(SA), FCA, SEP (Stanford)	23A North Road Dunkeld West Johannesburg 2196
Barry Erskin Davison	57	BA (Law and Economics)	28 Harrison Street Johannesburg 2001
Nicholas Dennis (British)	55	BCom (Hons)	85 Bute Lane Sandton 2146
Barry Stuart Hore	42	BCom, AMP (Harvard)	105 West Street Sandown 2196
Prof Brian de Lacy Figaji	58	BSc (Engineering), Dip Tertiary Ed, Med	118 Upper Kenridge Avenue Durbanville 7550
Michael John Levett	63	DEcon Sc(hc), BCom FFA, FIA	Lansdowne House 57 Berkeley Square London W1J 6ER
Johannes Bhekumuzi Magwaza	60	BA, MA (Warwick UK)	Amanzimnyama Hill Tongaat 4400
Mafika Edmund Mkwanazi	48	BSc (Maths), BSc (Electrical Engineering)	49th Floor Carlton Centre 150 Commissioner Street Johannesburg
Stuart Grant Morris	56	BCom, CA(SA)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Derek Geoffrey Sidney Muller	50	BCom, CA(SA), AMP (Harvard)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Maduke Lot Ndlovu	51	Dip LR (Unisa), MAP (Wits), EDP (North Western USA)	100 Main Street Johannesburg 2001
Phuthuma Freedom Nhleko	42	BSc, MBA	3 Alice Lane Sandton 2196
Thembalihle Hixonia Nyasulu	48	BA, EDP	8 Queen Mary Avenue Umbilo 4001
Julian Victor Frow Roberts (British)	45	BA Hons (Stirling), FCA	3rd Floor Lansdowne House 57 Berkeley Square London W1J 6ER
Anthony Adrian Routledge	54	BCom, CA(SA)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Cedric Michael Langton Savage	63	BSc, MBA, ISMP	Amanzimnyama Hill Tongaat 4400
James Harry Sutcliffe (British)	46	BSc	3rd Floor Lansdowne House 57 Berkeley Square London W1J 6ER

4. SHARE CAPITAL OF NEDBANK

4.1 Authorised and issued share capital

The authorised and issued share capital of Nedbank before and after the offer for subscription, assuming that all the preference shares up to the maximum aggregate value of R1 billion are allotted and issued, is set out below:

	R'000
Before the offer for subscription	
Authorised share capital	
30 000 000 ordinary shares of R1,00 each	30 000
300 000 000 non-redeemable non-cumulative preference shares of R0,001 each	300
Total authorised share capital	30 300
Issued share capital	
21 518 000 ordinary shares of R1,00 each	21 518
0 non-redeemable non-cumulative preference shares of R0,001 each*	–
Share premium*	2 047 000
Total issued share capital (including share premium)	2 068 518
After the offer for subscription	
Authorised share capital	
30 000 000 ordinary shares of R1,00 each	30 000
300 000 000 non-redeemable non-cumulative preference shares of R0,001 each	300
Total authorised share capital	30 300
Issued share capital	
21 518 000 ordinary shares of R1,00 each	21 518
200 000 000 non-redeemable non-cumulative preference shares of R0,001 each*	200
Share premium*	4 046 800
Total issued share capital (including share premium)	4 068 518

*100 000 000 preference shares were allotted but not issued to certain institutions prior to the opening of this offer for subscription, further details of which are set out in 4.2. and 4.3 below.

4.2 Alterations to share capital

There has been a single offer and allotment of the preference shares in the preceding three years. These shares will be issued on the same date as the preference shares subscribed for in terms of this offer for subscription. There have, however, been no consolidations or subdivisions of the preference shares. The preference shares were allotted pursuant to a dutch auction to a number of wholesale investors in accordance with their levels of demand prior to the opening of the offer for subscription. The reason for the book-build was to determine an appropriate percentage of the prime overdraft rate of interest of Nedbank to be used to determine the dividend on the preference shares. The shares will not be issued prior to the closing of the offer for subscription in order to ensure that all listed preference shares have the same entitlement to a dividend for the period ending 30 June 2003. The preference shares rank *pari passú* in all respects with the preference shares offered in the Pre-Listing Statement to be issued today ("the Pre-Listing Statement"). A list of the material preference shareholders (to whom the preference shares have been allotted but not yet issued) is set out in paragraph 4.3 below.

4.3 Controlling and major shareholders

Nedbank's entire ordinary share capital was held by Nedcor as at 21 November 2002. The following are the only preference shareholders to whom more than 5% of Nedbank's preference share capital has been allotted:

Name	Number of preference shares allotted	% of initial allocation
Stanlib Asset Management	25 000 000	25
Public Investment Commissioners	20 000 000	20
Old Mutual Specialised Finance	20 000 000	20
Nedbank Syfrets Private Bank	12 700 000	12,7
BoE Private Bank	7 800 000	7,8
Melville Douglas	6 500 000	6,5
Eskom Pension Fund	5 000 000	5

Nedcor's entire issued ordinary share capital is listed on the JSE. So far as Nedbank is aware, the following are the only shareholders holding more than 5% of Nedcor's issued share capital:

Name	Number of shares held	Percentage shareholding
Old Mutual plc group	130 560 916	50,99
Public Investment Commissioners SA	18 603 386	7,60

5. DETAILS OF THE OFFER FOR SUBSCRIPTION

5.1 Particulars of the offer for subscription

Issue and offer price per preference share (which represents a premium of R9,999 per preference share)	R10
Minimum Rand value of subscription per subscriber acting as principal	R100 000
Aggregate number of preference shares offered	100 000 000
Amount raised in terms of the offer for subscription (if fully subscribed)	R1 000 000 000

5.2 Time and date of the opening and closing of the offer for subscription

Opening date of offer for subscription (09:00)	Wednesday, 27 November 2002
Closing date of the offer for subscription (16:00)	Friday, 20 December 2002
Proposed listing date (09:00)	Thursday, 9 January 2003

5.3 Condition to the listing

Application has been made to the JSE to list 200 000 000 preference shares in the Specialist Securities – "Preference Shares" sector. The listing is subject to the condition that Nedbank meets the requirements of the JSE in respect of the requisite spread of preference shareholders.

6. SALIENT FEATURES OF THE PREFERENCE SHARES

The preference shares are non-redeemable and non-cumulative, and dividends, if declared, are payable semi-annually on the earlier of a week prior to the Nedcor ordinary dividend payment dates, if any, and in any event 120 days after 30 June and 31 December.

6.1 Voting rights

The preference shares are non-voting, save for in those circumstances prescribed under section 194 of the Companies Act. Preference shareholders will only be entitled to vote during periods when a dividend (which has been declared) or any part of it remains unpaid after the due date for payment and when resolutions are proposed that directly affect any rights attaching to the preference shares or the interests of preference shareholders, including a resolution for the winding up of the company or for the reduction of its capital.

6.2 Entitlements to dividends

Preference shareholders will be entitled to receive out of the profits of the company that it determines to distribute, in priority to any payment of dividends to the holders of any other class of shares in the capital of the company not ranking prior to the preference shares, a non-cumulative preference cash dividend equivalent to 75% of the prime overdraft interest rate of Nedbank from time to time multiplied by the deemed value of the preference shares, being R10,00, held by a preference shareholder, payable in two semi-annual instalments.

7. LISTING ON THE JSE

The JSE has granted a listing, subject to the fulfilment of the condition referred to in paragraph 5.3 above, of 200 000 000 preference shares under the abbreviated name "Nedbank-P" in the Specialist Securities – "Preference Shares" sector of the JSE lists with effect from the commencement of trading on Thursday, 9 January 2003.

8. COPIES OF THE PRE-LISTING STATEMENT

Copies of the Pre-Listing Statement may be obtained during business hours until Friday, 20 December, 2002 from:

- Nedbank, Nedcor Sandton, 135 Rivonia Road, Sandown;
- Nedcor Investment Bank Limited, 1 Newtown Avenue, Killarney;
- Investec Securities Limited, 100 Grayston Drive, Sandown, and
- Computershare Investor Services Limited, 70 Marshall Street, Johannesburg.

Johannesburg
27 November 2002

Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 9106
Fax +27 11 295 9106
Website www.nedcor.co.za

03 JAN 14 AM 8:25

NEDCOR

By Courier

3 December 2002

Office of the International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0302
United States of America

Dear Sir

NEDCOR LIMITED
ISSUER NO. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION – TRADING STATEMENT

The following information is being furnished to the Commission on behalf of Nedcor Limited in order to maintain such foreign private issuer's exemption from registration pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of the trading statement of Nedcor Limited published on the News Service of the JSE Securities Exchange of South Africa.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary
ref: correspondence/2002 december

cc. Stephen Siller

Nienaber, G. (Gawie)

From: Nedcor/BoE Merger Update

Sent: 22 November 2002 06:41 AM

To: Users at 105 West Street; Users at 115 West Street; Users at 135 Rivonia Road (Condor); Users at 135 Rivonia Road (Dove); Users at 135 Rivonia Road (Hawk); Users at 135 Rivonia Road (Stork); Users at Acacia Road; Users at Braampark; Users at CBON (Management); Users at Central Region; Users at Eastern Cape; Users at Fredman Drive; Users at Gauteng; Users at Kwazulu Natal; Users at North Central Johannesburg

Subject: Nedcor Trading Announcement

fresh
integration news
a brand new day
a whole new way

an integration communication initiative

Thursday 21 November 2002


speak up
fresh
news as it happens

Dear Colleagues

Below is the Nedcor trading announcement that was sent out on SENS today. This report will be published on a quarterly basis from now on, in line with the reporting requirements of Old Mutual plc. This is due to the fact that Nedcor forms a big part of Old Mutual's profits. Please be aware that there may be some press coverage on this issue tomorrow.

Sens Announcement

"In line with international best practice and for the reasons set out below, a trading update is provided for the benefit of Nedcor's shareholders. A further update on the integration of BoE is also provided. This information will be contained in the trading update to be released by holding company Old Mutual plc on 25 November 2002.

2002 has been an eventful year for Nedcor, and for the South African banking sector. There has been extreme volatility in the value of the Rand, four successive interest rate hikes, troubles in the micro-lending industry, liquidity stress in or failure of some smaller banks, referred difficulties from unsettled global and other markets and competitiveness in the investment bank arena.

Nedcor is pleased to have played its part in the return of stability to the South African banking sector by its successful acquisition of BoE Ltd (BoE) with effect from 2 July 2002. The acquisition of BoE then became a catalyst for an overall Nedcor Group re-organisation.

Furthermore, in October 2002 Nedcor acquired the outstanding minority shareholders interests in Nedcor Investment Bank Holdings Ltd (NIB) which will enhance the Group's ability to extract potential synergies from the integration of Nedbank, BoE, NIB, Cape of Good Hope Bank Ltd and parts of Peoples Bank Ltd.

It is pleasing to note that *the Group's core operations are performing satisfactorily during these challenging times and are producing sound growth. Average organic advances growth of 15%, excluding BoE, has been achieved year-on-year to October 2002, and retail deposit growth has likewise been positive.*

As indicated at the update on 28 October 2002, the BoE integration is proceeding well and we anticipate that annualised cost synergy savings and rationalisation benefits of some R900m before tax will be achieved in 2005. BoE was under stress when it was acquired and we are pleased to report strong returns of deposit flows and good progress in most areas in its return towards expected profit levels.

We have now concluded our initial review of the fair value of BoE assets at acquisition. The fair value of BoE's net assets at acquisition has been assessed and will be written down by some R700m. The largest adjustment is the write-off of R287m unamortised goodwill raised by BoE when it acquired Credcor, a consumer finance / micro-lender. Furthermore, one-off downward adjustments to bring BoE accounting policies into line with Nedcor's will amount to some R170m. These adjustments are consistent with the findings of the due diligence exercise conducted at the time of the acquisition. After these adjustments, resultant goodwill arising on the acquisition of BoE will be approximately R2.6bn, giving a price / book ratio of approximately 1.6 on acquisition.

The BoE acquisition was paid for mainly in cash which reduced Nedcor's capital adequacy surplus. This provided an opportunity for Nedcor to simultaneously change the capital mix in favour of secondary capital, which is less expensive than traditional primary capital. An attractive alternative to traditional primary capital has now been identified in the form of non-redeemable non-cumulative preference shares, and this avenue is being pursued as a new source of capital to add beneficial diversity to the capital mix and to replenish the capital adequacy surplus.

Nedbank's Business Banking division currently and historically has adopted a provisioning policy of Legal Certainty, which structures the income statement charge at the end of the collection cycle and usually leads to improved recoveries. A number of factors, including higher interest rates, deterioration of the book with age and poor security realisations, exacerbated by

a slower court execution process, have led to declining collections in a portion of the non-performing book. This necessitated a re-evaluation of this book, conducted since the half year, which concludes that collections are likely to be below those previously anticipated. In these circumstances, it is appropriate to move towards a more dynamic policy of provisioning which inherently recognises provisions at an earlier stage.

Provisions will therefore be accelerated this year, which will cause an additional charge against 2002 earnings of some R280m after tax. This will also achieve better consistency with the BoE portfolio, after having effected the pre-acquisition write-downs, which will make for an easier integration. In addition, both portfolios will be more in line with the loan loss impairment requirements of new accounting statement AC 133, which is effective from 1 January 2003.

Nedcor's exposure to the micro-loan industry is held through Peoples Bank, where the exposure is shared with Capital One, and through BoE's Credcor. The Group's net micro-loan exposure of R1.2bn, after provisioning, represents less than one half percent of total group assets of approximately R270bn. Both micro-loan operations are adopting a cautious approach to new lending and provide dynamically at an early stage for potential bad debts. Despite this cautious lending approach, the micro-loan operations are currently reporting losses, against originally budgeted profits, reflecting the difficult conditions of the micro-lending market. The impact on Nedcor's earnings of additional provisions raised in 2002 will be some R50m after tax.

Nedcor intends to account for the above largely once-off bad debt provisions in its 2002 results. While this will adversely impact upon 2002 results, core operational earnings exclusive of these factors are currently satisfactory. The recognition now of the financial impact of these provisions is expected to position Nedcor favourably in the 2003 financial year. Headline earnings, which include the effects of losses arising on translation of integrated foreign operations, are currently depressed by the continuing strength in the value of the Rand.

The investment in Dimension Data was written down to R6.45 per share at 30 June 2002 and will again be marked to market at year-end. At Dimension Data's current market price of R4.00, a further exceptional loss of some R250m would be incurred.

On a longer term basis, the anticipated ongoing benefits of the integration and consolidation process recently announced, and the strength of the combined Group, provide a sound foundation for future growth. Subject to regulatory approval, the integration is on schedule and restructuring is anticipated to commence from January 2003.

with the BoE merger, our primary focus remains on banking in South Africa. Given a stronger and more stable Rand and higher levels of growth, we remain positive about the period ahead." ... ends

Kind regards

Integration Communication Team